CapWest Income LLC

2009 E Windmill Lane

Las Vegas NV 89123

Via EDGAR

November 30, 2016

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Sonia Gupta Barros, Assitant Director Office of Real Estate and Commodoties

Re:          CapWest Income LLC

Offering Statement on Form 1-A

Filed October 6, 2016

File No. 024-10620

Dear Ms. Gupta Barros:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated November 3, 2016 by Sonia Gupta Barros, Assistant Director Office of Real Estate and Commodoties, this correspondence shall serve as acknowledgment by the Company of the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CapWest Income LLC

 /s/Steven J. Little

By:	Steven J. Little
Chief Financial Officer

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